SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JUNE, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)






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               <Logo Indosat appear here>




       PT INDONESIAN SATELLITE CORPORATION Tbk

           INVITATION TO THE SHAREHOLDERS
                         ON
      THE ANNUAL GENERAL MEETING OF SHAREHOLDERS



The Board of Directors hereby invites the Shareholders of PT INDONESIAN SATELLITE CORPORATION Tbk abbreviated as PT INDOSAT Tbk (the Company) to attend the Annual
General Meeting of Shareholders (AGMS), which will be held on :

Date : Thursday, June 26, 2003
Time : 02.00 p.m. (local time)
Venue: Assembly Hall -9th Floor  Mandiri Tower,
       - Plaza Bapindo
       Jl. Jend. Sudirman Kav.54-55
       Jakarta 12190

With the following agendas :

1. To approve the annual report and to ratify the financial statement of the Company for the financial year ended December 31, 2002 and thereby release and discharge the Board of Commissioners from their supervisory responsibilities and Board of Directors from their managerial responsibilities, to the extent that their actions are reflected in the financial statement of the Company for the financial year ended
December 31, 2002.

2. To approve the allocation of net profit for reserve fund, dividends and other purposes and to approve the determination of the amount, time and manner of payment of dividends for the financial year ended
December 31, 2002.

3. To determine the bonus for the Board of Directors and Board of Commissioners of the Company for year 2002 and the remuneration for the Board of Directors and Board of Commissioners of the Company for year 2003.

4. To approve the appointment of the Companys
Independent Auditor for the financial year ended
December 31, 2003.

5. To approve the detailed provision of the Companys
Employee Stock Option Program (ESOP) by way of the issuance of the new shares, bearing in mind that the maximum shares to be issued are 5% of the Companys issued shares and the implementation of the ESOP is carried out in accordance with the prevailing laws and regulations.

6. To approve the proposed change of composition of the Board of Commissioners and/or Board of Directors.

Notes:

1. This announcement is intended as invitation. The
Company will not submit or send any other invitation to the Shareholders.

2. Registration desk will open on Thursday, June 26,
2003 at 01.00 p.m. and closed at 01.45 p.m. local time.
Registration may be extended, if necessary, until the commencement of the AGMS.

3. Shareholders who are entitled to attend the AGMS are :

a. For those whose shares have not been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Companys Share Register as at 04.00 p.m. on June 3, 2003.

b. For those whose shares are in the Collective
Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 04.00 p.m. on June 3, 2003.

4 Shareholders who are not able to attend the AGMS could appoint an authorized representative by assigning the Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not allowed to act as an authorized representative for non-employee shareholders.

5 The Shareholders or their authorized representative who will attend the AGMS should present a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, must also present written confirmation for AGMS (KTUR) available for the custodian bank or securities company.

6 Form of the Power of Attorney can be obtained through the Corporate Communication Division, 2nd floor Gedung Indosat, Jl. Medan Merdeka Barat
No. 21, Jakarta 10110 from June 4, 2003 up to June 20,
2003 during office hours.

7. The duly executed Power of Attorney should be received by the Board of Directors through the Corporate Communication Division no later than June 23, 2003.

8. The Company Annual Report for the financial year ended December 31, 2002 is available for inspection at the Corporate Communication Division starting from the date of this invitation, during office hours.
If required, the document can be obtained by submitting a written request to the Corporate
Communication Division or could be accessed through internet with the following address:
http://www.indosat.com.

9. For your convenience the Shareholders or authorized representatives who intend to attend the AGMS, are kindly requested to notify the Corporate
Communication Division through:
  telephone no.  (021) 386 9402 & (021) 386 9403
  fax no. (021) 386 4673 & (021) 380 4045.

10. The Shareholders or the authorized representatives are kindly requested to present 30 (thirty) minutes prior to the AGMS.

Jakarta, June 4, 2003

              PT INDOSAT Tbk

          The Board of Directors





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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                 Perusahaan Perseroan (Persero) P.T.
                  Indonesian Satellite Corporation


Date: June 5, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President